SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2010
TRINITY BIOTECH PLC
(Name of Registrant)
IDA Business Park
Bray, Co. Wicklow
Ireland
(Address of Principal Executive Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release dated March 11, 2010

Contact:	Trinity Biotech plc	Lytham Partners LLC
	Kevin Tansley	Joe Diaz, Joe Dorame & Robert Blum
	(353)-1-2769800	602-889-9700
E-mail: kevin.tansley@trinitybiotech.com
Trinity Biotech Announces Quarter 4 Financial Results
EPS increases from 7.1 cent to 15.5 cent
and Disposal of Coagulation business line to Stago
DUBLIN, Ireland (March 11, 2010)... Trinity Biotech plc (Nasdaq: TRIB), a leading developer and manufacturer of diagnostic products for the point-of-care and clinical laboratory markets, today announced results for the quarter ended December 31, 2009 and the disposal of its coagulation business to the Stago Group.
Quarter 4 Results
Total revenues for the quarter were $30.8m which compares to $34m in quarter 4, 2008, a decrease of 9.5%.
Clinical Laboratory revenues were $27.1m which represents a decrease of 1.6% when compared to $27.6m in quarter 4 2008. For the year as a whole Clinical Laboratory revenues fell by 11%. This decrease was mainly attributable to the decline in coagulation revenues in advance of the worldwide launch of Destiny Max.
Whilst point-of-care revenues for the quarter decreased by 43.1% when compared to quarter 4, 2008, the year on year decrease was 4.6%. The decline was largely attributable to the company’s decision not to ship to a major HIV customer due to the credit related issues in the second half of 2009. This was partly offset by the continued growth of HIV sales in the USA which increased by 17% in 2009.
Revenues for the quarter 4 and full year, 2009 by key product area were as follows :

	2008	2009	2008	2009
	Quarter 4	Quarter 4	Full year	Full Year
	US$’000	US$’000	US$000	US$000
Total Clinical Laboratory	27,579	27,135	121,143	107,778
Point-of-Care	6,429	3,659	18,996	18,129
Total	34,008	30,794	140,139	125,907
Gross profit for the quarter amounted to $13.7m representing a gross margin of approximately 45%, which is an improvement of almost 1% over the same period in 2008. Excluding instrument service costs for the quarter, the gross margin would be 48.5%.
Research and Development expenses for the quarter amounted to $1.9m, representing an increase of 4.2% compared to quarter 4, 2008. SG&A expenses have fallen by 27% from $11.2m in quarter 4 of

2008 to $8.2m in the current quarter. The fall in SG&A expenses is due to a number of factors including:
•	the impact of the rationalisation of the French sales and US finance functions undertaken during 2009;

•	cost base management across a wide range of costs such as communications, utilities and travel; and

•	lower amortisation charges.
There was a tax credit for the quarter of $32k, which is as a result of profits arising in jurisdictions where there were tax losses forward and other deferred tax movements.
In quarter 4, 2008 Trinity recognised significant once-off charges in relation to restructuring and impairment. The following table shows a comparison of the profits of the company for quarter 4 and full year after excluding the impact of these once-off charges in 2008:

	2008	2009	2008	2009
	Quarter 4 *	Quarter 4	Full year *	Full Year
	(US$’000)	(US$’000)	(US$’000)	(US$’000)
Operating Profit	2,199	3,485	8,307	14,099
Profit Before Tax	1,756	3,226	6,212	12,915
Profit After Tax	1,474	3,258	5,353	11,824
Earnings per ADR (US cents)	7.1	15.5	26.3	56.5

*	excludes the impact of restructuring and impairment charges.
Comparing the performance of quarter 4, 2009 and the full year 2009, with the corresponding periods in 2008 (excluding the impact of once-off charges):
•	Operating profit for the quarter increased by over 58%, and for the year by over 69%.

•	Profit before tax for the quarter increased by $1.5m, which represents an increase of almost 84%. Meanwhile profit before tax for the year increased by 108%.

•	Profit after tax for the quarter and for the year each increased by 121%.

•	EPS increased by over 118% in the quarter, from 7.1 cents to 15.5 cents per ADR. Similarly the EPS for the year also more than doubled, rising from 26.3 cents to 56.5 cents per ADR.
The strong increase in profitability in the quarter and for the year as a whole is attributable to the improved gross margin combined with the positive impact of strict control over indirect costs.
From a cash perspective the Company generated more than $4.8m of cash from operations and approximately $2.4m of free cash flow during the quarter.
Commenting on the results, Kevin Tansley, Chief Financial Officer, said “With profit after tax of $3.3m, which equates to EPS of 15.5 cent per ADR, quarter 4, 2009 represented another quarter of strong profitability and earnings growth for Trinity.
During 2009 we increased our profits each quarter giving us an EPS of 56.5 cent per ADR. This is more than double the profits achieved in 2008 and exceeds all market expectations. 2009 was also a strong year from a cash perspective as we increased our cash balances whilst at the same time significantly reducing our level of debt. ”

Disposal of the Coagulation business
Trinity Biotech has entered into a binding agreement for the sale of its worldwide Coagulation business to the Stago Group for $90m. Of the consideration, $67.5m will be paid on closing, $11.25m on the first anniversary of closing and the remaining $11.25m on the second anniversary of closing. No conditions or earn out provisions will apply to this deferred element of the consideration which is supported by a bank guarantee. The transaction is expected to close during quarter 2, 2010. A further $4m will be released to working capital following the collection of existing accounts receivables.
In total, 320 Trinity employees will transfer to Stago and all their contractual rights and benefits under their existing employment arrangements will be honoured. Stago has committed to continue manufacturing coagulation reagents in Bray, Ireland and will invest in upgrading this facility. They will also take over the German factory where they will continue to manufacture the Destiny range of instruments. In addition, a number of Trinity sales and marketing personnel in the USA, UK, Germany and France will transfer to Stago. Consequently, the active contracts with customers and distributors will be assigned to Stago under their existing terms and arrangements.
Although our Coagulation revenues have decreased over the past 3 years, with the launch of the new Destiny Max instrument, that level of decrease had reduced during the past year and we were confident that we could succeed in growing our market share over the coming years. However, we felt that the price, which represents over 100% of our average market capitalisation over the past 3 months was a good one and represented excellent shareholder value.
Following this transaction, which will reduce revenues by approximately 40%, Trinity expects annualised revenues of $72m. Our goal is to achieve EPS of between 90% and 100% of existing levels.
Ronan O’Caoimh CEO of Trinity Biotech stated “While we were committed to Coagulation and believe we would have been successful in significantly increasing our market share, the offer received from Stago makes sense for our shareholders and employees. Moreover, Stago’s expertise and commitment in this domain, will allow a more rapid market penetration of the coagulation franchise we developed over time.
Following this transaction we are confident of immediately recommencing on the path of revenue growth. Our goal is to immediately achieve EPS of between 90% and 100% of existing levels and then aggressively grow earnings from that point onwards.
The company will now focus on developing its point-of-care business (POC). Our focus in the POC area will be on Infectious Diseases, HbA1c and Coagulation, which all have double digit growth rates and each have a market size exceeding $300m.
Infectious diseases POC
Our concentration will be on developing qualitative tests in the sexually transmitted disease, enteric and respiratory fields utilising lateral flow technology for which we hold the required Inverness Medical licences. We are well experienced in this area and currently have in excess of 20% of the HIV POC market.
Following this transaction we will significantly increase our point-of-care R&D activity in Ireland and will also open a new point-of-care R&D facility in our Carlsbad, San Diego facility.

HbA1c POC
Our Tri-stat Diabetes HbA1c rapid system has been FDA approved and is currently awaiting a CLIA waiver. The combination of the Tri-stat and the new PDX instrument positions us strongly in this high growth market.
Coagulation POC
Under our agreement with the Stago Group we are free to participate in the POC segment of the coagulation market. We intend to develop a range of coagulation tests and will immediately commence the development of a lateral flow assay for D-dimer.
The proceeds of the transaction will enable us to repay our bank debt in full thereby moving us from a net debt position of $1 per ADR to a positive cash position of $3.50 per ADR, thus providing the financial resources to implement our growth strategy”.
Forward-looking statements in this release are made pursuant to the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including, but not limited to, the results of research and development efforts, the effect of regulation by the United States Food and Drug Administration and other agencies, the impact of competitive products, product development commercialisation and technological difficulties, and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.
Trinity Biotech develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market. The products are used to detect infectious diseases and blood coagulation disorders, and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States, Germany, France and the U.K. and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information please see the Company’s website: www.trinitybiotech.com.

Trinity Biotech plc
Consolidated Income Statements

	Three Months	Three Months	Year	Year
	Ended	Ended	Ended	Ended
	Dec 31,	Dec 31,	Dec 31,	Dec 31,
(US$000’s except share data)	2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(audited)

Revenues	30,794	34,008	125,907	140,139

Cost of sales (excluding service costs)	(15,871)	(17,610)	(63,783)	(71,144)

Gross profit (excluding service costs)	14,923	16,398	62,124	68,995
Gross profit % (excluding service costs)	48.5%	48.2%	49.3%	49.2%

Cost of sales — instrument servicing costs	(1,231)	(1,573)	(5,108)	(6,501)
Gross profit (including service costs)	13,692	14,825	57,016	62,494
Gross profit % (including service costs)	44.5%	43.6%	45.3%	44.6%

Other operating income	22	622	437	1,173

Research & development expenses	(1,941)	(1,862)	(7,341)	(7,544)
Selling, general and administrative expenses	(8,178)	(11,183)	(35,519)	(46,885)
Restructuring expenses and impairment	—	(87,882)	—	(87,882)
Indirect share based payments	(110)	(203)	(494)	(931)

Operating profit/(loss)	3,485	(85,683)	14,099	(79,575)
Operating profit before restructuring expenses, impairment & inventory write off	—	2,199	—	8,307

Financial income	4	12	8	65
Financial expenses	(263)	(455)	(1,192)	(2,160)

Net financing costs	(259)	(443)	(1,184)	(2,095)

Profit/(loss) before tax	3,226	(86,126)	12,915	(81,670)
Profit before tax, restructuring expenses, impairment & inventory write off	—	1,756	—	6,212

Income tax (expense)/credit	32	4,469	(1,091)	3,892

Profit/(loss) for the period	3,258	(81,657)	11,824	(77,778)

Earnings/(loss) per ADR (US cents)	15.5	(391.6)	56.5	(382.2)

Diluted earnings/(loss) per ADR (US cents)	15.4	(391.6)	56.5	(382.2)

Weighted average no. of ADR’s used in Computing earnings per ADR.	21,080,998	20,854,395	20,934,471	20,348,519
The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Balance Sheets

	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008
	US$ ‘000	US$ ‘000	US$ ‘000
	(unaudited)	(unaudited)	(audited)
ASSETS
Non-current assets
Property, plant and equipment	12,174	12,143	11,836
Goodwill and intangible assets	44,822	42,866	38,544
Deferred tax assets	5,801	2,926	3,051
Other assets	1,212	636	877

Total non-current assets	64,009	58,571	54,308

Current assets
Inventories	39,198	41,254	42,317
Trade and other receivables	22,931	26,192	27,418
Derivative Financial Instruments	—	284	—
Income tax receivable	229	345	282
Cash and cash equivalents	6,078	3,697	5,184

Total current assets	68,436	71,772	75,201

TOTAL ASSETS	132,445	130,343	129,509

EQUITY AND LIABILITIES
Equity attributable to the equity holders of the parent
Share capital	1,080	1,079	1,070
Share premium	160,683	160,641	159,864
Accumulated deficit	(87,071)	(90,522)	(99,493)
Translation reserve	206	199	(9)
Other reserves	4,446	4,781	4,473

Total equity	79,344	76,178	65,905

Current liabilities
Interest-bearing loans and borrowings	12,625	14,164	12,656
Income tax payable	24	64	5
Trade and other payables	12,844	16,907	22,969
Derivative Financial Instruments	58	—	27
Provisions	50	50	50

Total current liabilities	25,601	31,185	35,707

Non-current liabilities
Interestbearing loans and borrowings	19,231	17,683	23,465
Other payables	59	59	59
Deferred tax liabilities	8,210	5,238	4,373

Total non-current liabilities	27,500	22,980	27,897

TOTAL LIABILITIES	53,101	54,165	63,604

TOTAL EQUITY AND LIABILITIES	132,445	130,343	129,509

The above financial statements have been prepared in accordance with the principles of International Financial Reporting Standards and the Company’s accounting policies but do not constitute an interim financial report as defined in IAS 34 (Interim Financial Reporting).

Trinity Biotech plc
Consolidated Statement of Cash Flows

	Three Months	Three Months
	Ended	Ended
	Dec 31,	Dec 31,
	2009	2008
	US$ ‘000	US$ ‘000
	(unaudited)	(unaudited)
Cash and cash equivalents at beginning of period	3,697	3,502
Operating cash flows before changes in working capital	5,282	3,228
Changes in Working Capital	(459)	1,728

Cash generated from operations	4,823	4,956

Net Interest and Income taxes paid	(12)	(67)

Capital Expenditure (Net)	(2,391)	(3,207)

Repayment of bank debt	(39)	—

Cash and cash equivalents at end of period	6,078	5,184

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC (Registrant)
By:	/s/ Kevin Tansley
Kevin Tansley
Chief Financial Officer

Date: March 12, 2010.